Exhibit 99.2

Jeffs’ Brands: KeepZone AI Enters into Distribution Agreement with Assac Networks to Distribute Cybersecurity Software

Tel Aviv, Israel, Feb. 19, 2026 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace expanding into the global homeland security sector through advanced artificial intelligence (“AI”) – driven solutions, today announced that its wholly-owned subsidiary, KeepZone AI Inc. (“KeepZone “), has entered into a distribution agreement (the “Agreement”) with Assac Networks Ltd. (“Assac”), a leading Israeli provider of secure communication and cybersecurity solutions.

Under the terms of the Agreement, KeepZone was appointed as a distributor for Assac’s products in Hungary and Greece.

Assac Networks specializes in delivering comprehensive solutions for secure communication and IT infrastructure management intended to serve to government and defense agencies, service providers, Managed Security Service Providers (“MSSPs”), and enterprises. Assac focuses on protecting against modern cybersecurity threats through secure, efficient, and reliable systems, including anti-hacking, anti-tapping, and secure instant communication for collaboration, command, and control. Assac’s leading products include:

•	ShieldiT: A patented, mobile, desktop, and Voice over Internet Protocol (“VoIP”) defense solution designed to provide 360-degree protection against hacking and tapping. Key features include end-to-end encryption for voice, video, messaging, and file sharing; Host Intrusion Detection System (HIDS); secure Bring Your Own Device (BYOD) support for up to ten devices; and compliance with global security standards such as ISO 27001. It is available for Android, iOS, desktop, and VoIP phones, and is designed to support secure communications channels and safeguard sensitive data in high-stakes environments.

•	ManageiT: A centralized security management platform for IT infrastructure, offering enhanced cybersecurity, real-time threat detection and response, data protection, system optimization, and comprehensive endpoint management via an intuitive dashboard.

•	Secure Network Backbone: A robust infrastructure solution with network security, customer-controlled encryption, and ISO 27001 compliance, designed to prevent interceptions and breaches.

The Agreement marks the first expansion for KeepZone into the distribution of advanced software-based cybersecurity solutions, adding to its existing portfolio of AI-integrated hardware and systems for homeland security. Assac’s products promote software-driven secure communications and the Agreement will enable KeepZone to offer end-to-end encrypted tools targeted at addressing emerging digital threats in government and law enforcement sectors.

“We are excited to partner with Assac Networks, whose innovative software solutions align perfectly with our vision of delivering comprehensive AI-driven security ecosystems,” said Alon Dayan, CEO of KeepZone. “We believe the Agreement broadens our global distribution network and introduces a new dimension of software-centric protection, allowing us to provide entities like national police forces with robust tools against cyber espionage and unauthorized access.”

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company that has recently pivoted into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc., following the entry into the definitive distribution agreement with Scanary Ltd., in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated benefits of the Agreement, KeepZone’s ability to successfully distribute Assac’s cybersecurity software solutions in Hungary and Greece, the potential demand for government-grade secure communication and cybersecurity products, the integration of software-based solutions into KeepZone’s existing AI-driven homeland security portfolio, the Company’s expectations regarding future growth opportunities in the government, defense, and law enforcement sectors, and the Company’s strategy to expand into the global homeland security market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com